Exhibit 99.1

Medigus Announces Japanese and European Patents for micro ScoutCam™ Microvisual Technology

OMER, Israel, May 15, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today that it has received a Patent from the Japanese Patent Office as well as a Notice of Intention to Grant Patents from the European Patent Office (EPO) for the micro ScoutCam™ miniature camera technology.

The micro ScoutCam portfolio of products includes a range of video cameras with small diameter heads that use CMOS (complementary metal oxide semiconductor) or CCD (charge coupled device) based sensors.

Japanese Patent No. 6114377

Patent application submitted under title: INTEGRATED ENDOSCOPE IRRIGATION

Patent valid until: September 16, 2030

Patent details: As granted it will be the first patent Medigus receives for integrated endoscope irrigation. As granted it refers to the empty spaces between the inner components of an endoscope that are utilized as a channel that enables liquid or gas to flow from the handle section to the distal tip.

EPO Patent #1

Patent application submitted under title: SMALL DIAMETER VISUALIZATION PROBES

Patent valid until: September 16, 2030

Patent details: Once granted it will refer to small diameter visualization probes where their maximum outer diameter is 2.8mm.

EPO Patent #2

Patent application submitted under title: SMALL DIMATER MEDICAL DEVICES CONTAINING VISUALIZATION MEANS

Patent valid until: September 16, 2030

Patent details: Once granted it will refer to small diameter medical devices containing visualization means where their maximum diameter is 3.2mm.

Once both applications are granted they will reinforce the first patent no. 2,478,693 that Medigus received from the EPO on April 19, 2017 for a video camera with a diameter of 1.1mm or less that was allowed on last November 2016.

“We are pleased with this notice from the Japanese and European Patent Offices as it validates the significance of our microvisual technology over a variety of applications and builds to our growing body of IP,” said Chris Rowland, CEO of Medigus. “Our engineers are continually enhancing our technology platform and remain committed to delivering the most innovative new solutions for a broad scale of unmet needs across medical, industrial and other scientific applications.”

Medigus also has additional patent applications for integrated endoscope irrigation technology pending at Canada, EPO, Israel, the United States and Korea.

Medigus holds existing patents for one of its micro ScoutCam brands as well as for MUSE™, its flagship medical device that incorporates the micro ScoutCam to help physicians perform transoral incisionless fundoplication procedures.

About the micro ScoutCam™ Portfolio

As an expert in micro-endoscopic devices, Medigus developed the micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes micro ScoutCam™ 1.2, which to the best of the company's knowledge, is the smallest in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam portfolio’s design. All micro ScoutCam cameras are manufactured at Medigus’ facilities, in a controlled environment, ISO 7 per the ISO 14644-1 Standard and 9001 for Quality Management System.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

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MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

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Iris@Smartteam.co.il
Noam@Smartteam.co.il